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                              June 10, 2020

       David R. Looney
       Executive Vice President and Chief Financial Officer
       Murphy Oil Corporation
       P.O. Box 7000
       El Dorado, Arkansas 71731-7000

                                                        Re: Murphy Oil
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-08590

       Dear Mr. Looney:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Business
       Murphy Oil's Reserves Processes and Policies, page 7

   1. Expand the disclosure relating to the internal controls used in your reserves estimation efforts to include the
qualifications of the technical person(s) of McDaniel & Associates
                                                        Consultants Ltd.
primarily responsible for overseeing the audit of the reserves estimates presented in your
filing on Form 10-K. Refer to disclosure requirements of Item
                                                        1202(a)(7) of
Regulation S-K.
       Exhibits, Financial Statement Schedules
       Supplemental Oil and Natural Gas Information (unaudited), page 94

   2. Expand the disclosure of your proved natural gas reserves to clarify, if true, that the figures include volumes
of gas to be consumed in operations as fuel in addition to the marketable or sales gas
volumes. If your proved natural gas reserves include material
 David R. Looney
Murphy Oil Corporation
June 10, 2020
Page 2
         amounts of gas to be consumed in operations as fuel, expand your disclosure to clarify the amounts. This comment applies to the comparable disclosure of natural gas reserves provided throughout your filing. Refer to FASB ASC 932-50-10.
3. Tell us whether production amounts disclosed under this section include volumes consumed as fuel for any of the periods presented. If so, quantify the amounts for us and explain how these amounts are reflected in the production information provided on page
         29.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 if you have any questions regarding the engineering comments. Please contact Brad Skinner, Office Chief, at
(202) 551-3489 with any other questions.



FirstName LastNameDavid R. Looney                             Sincerely,
Comapany NameMurphy Oil Corporation
                                                              Division of
Corporation Finance
June 10, 2020 Page 2                                          Office of Energy
& Transportation
FirstName LastName